UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund:

The FBR Funds

3.	Securities and Exchange Commission File No.: 811-21503

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

FBR Fund Advisers, Inc. 1001 Nineteenth Street North Arlington, Virginia 22209

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Patrick Turley Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3300

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Kristin Stelljes
FBR Fund Advisers, Inc.
1001 Nineteenth Street North
Arlington, Virginia 22209
(703) 348-0977

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
(414) 287 3700

U.S. Bank, N.A.
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin  53212

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit Investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

FBR Fund Advisers, Inc.
1001 Nineteenth Street North
Arlington, Virginia 22209

The London Company
1801 Bayberry Court, Suite 301
Richmond, Virginia 23226

Financial Counselors, Inc.
442 West 47th Street
Kansas City, Missouri 64110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

FBR Investment Services, Inc. 1001 Nineteenth Street North Arlington, Virginia 22209

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state: Not Applicable

Name(s):

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the board vote took place:

June 15, 2012

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the shareholder vote took place:

October 25, 2012

If No, explain:

II. Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                    ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

 October 26, 2012

These are tax free reorganizations (together, the “Reorganization”) of the ten series of the Registrant (the “Acquired Funds”), a Delaware statutory trust, into corresponding portfolios of Hennessy Funds Trust, a Delaware statutory trust, and Hennessy Mutual Funds, Inc., a Maryland corporation (together, the “Successor Entities”). The Registrant transferred each Acquired Fund’s assets and liabilities to a corresponding portfolio of the Successor Entities (the “Acquiring Funds”).  In exchange for the assets and liabilities, the Successor Entities then issued and distributed shares of the Acquiring Funds pro rata to shareholders of the Acquired Funds, as follows:

FBR Fund	Corresponding Hennessy Fund	Successor Entity
FBR Large Cap Fund	Hennessy Cornerstone Large Growth Fund	Hennessy Funds Trust
FBR Mid Cap Fund	Hennessy Cornerstone Mid Cap 30 Fund	Hennessy Mutual Funds, Inc.
FBR Small Cap Fund	Hennessy Cornerstone Growth Fund	Hennessy Mutual Funds, Inc.
FBR Focus Fund	Hennessy Focus Fund	Hennessy Funds Trust
FBR Large Cap Financial Fund	Hennessy Large Cap Financial Fund	Hennessy Funds Trust
FBR Small Cap Financial Fund	Hennessy Small Cap Financial Fund	Hennessy Funds Trust
FBR Technology Fund	Hennessy Technology Fund	Hennessy Funds Trust
FBR Gas Utility Index Fund	Hennessy Gas Utility Index Fund	Hennessy Funds Trust
FBR Balanced Fund	Hennessy Equity and Income Fund	Hennessy Funds Trust
FBR Core Bond Fund	Hennessy Core Bond Fund	Hennessy Funds Trust

(b) Were the distributions made on the basis of net assets?

☒ Yes                    ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes                    ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐ Yes                    ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐ Yes                    ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                    ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                    ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses; $118,000

(ii)	Accounting expenses; None

(iii)	Other expenses (list and identify separately):
Proxy printing: $63,000
Proxy mailing and tabulation: $413,000
Proxy solicitation: $581,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $1,175,000

(b)	How were those expenses allocated?

FBR Fund Advisers, Inc., investment adviser to the Acquired Funds, and Hennessy Advisors, Inc., investment adviser to the Acquiring Funds, agreed to bear all expenses related to the Reorganization.  In no event will the Acquired Funds or their shareholders bear any Reorganization expenses.

(c)	Who paid those expenses?

See Response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                    ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                    ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                    ☒ No

If Yes, describe the nature and extent of those activities:

VI: Mergers Only

26.	(a) State the name of the fund surviving the Merger: Hennessy Mutual Funds, Inc. and Hennessy Funds Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: Hennessy Mutual Funds, Inc. (811-07695) and Hennessy Funds Trust (811-07168).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Hennessy Mutual Funds, Inc.
File Number: 811-07695
Form Type: N-14
Date Filed: August 2, 2012

Hennessy Funds Trust
File Number: 811-07168
Form Type: N-14
Date Filed: August 1, 2012

Hennessy Funds Trust
File Number: 811-07168
Form Type: N-14
Date Filed: August 2, 2012

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The FBR Funds, (ii) he is the President of The FBR Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

February 28, 2013	/s/ David H. Ellison David H. Ellison President